                                    FORM 6-K

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        Commission File Number: 333-10486

                            For the Month of May 2001


                            Trend Micro Incorporated
                 (Translation of registrant's name into English)


             Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                        Sibuya-ku, Tokyo 151-8583, Japan
                    (Address of principal executive offices)






         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X              Form 40-F
                                -----                      ----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                        No  X
                           -----                    -----


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______
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Information furnished on this form:

                                Table of Contents


1. Trend Micro Notice of Pricing Information as to the Seventh Unsecured Bonds with Subscription Warrants and Secondary Offering of Subscription Warrants and Notice of Grant of Stock Option
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Trend Micro Incorporated


Date: May 23, 2001                          By: /s/ Chang Ming-Jang
                                               --------------------
                                                    Chang Ming-Jang
                                                    Representative Director;
                                                    President, Chief Executive
                                                    Officer and Chairman of the
                                                    Board

Immediate Release
-----------------

Trend Micro Notice of Pricing Information as to the Seventh Unsecured Bonds with Subscription Warrants and Secondary Offering of Subscription Warrants and Notice
                            of Grant of Stock Option

Tokyo, Japan - May 16, 2001 - Trend Micro Inc. (NASDAQ:TMIC, Tokyo TSE:4704), a leading provider of antivirus and Internet content security software, today resolved on certain conditions for the subscription warrants in connection with the issuance of the bonds with subscription warrants at the meeting of its Board of Directors held on May 8, 2001. The Company also resolved on the issue price and other conditions in connection with the grant of stock option which was resolved at the 12th ordinary general meeting of its shareholders held on March 27, 2001 and at the meeting of its Board of Directors held on May 8, 2001. This stock option is to be granted by means of subscription rights for new shares of the Company, pursuant to Article 280-19 of the Commercial Code of Japan, to certain directors and employees of the Company and its subsidiaries qualifying for the special related business as defined in Paragraph 1 of Article 9 of the Corporate Rehabilitation Law of Japan.

I.   Conditions for Exercise of Subscription Warrants
     ------------------------------------------------

1.   Conditions for exercise of subscription warrants (Exercise Price):
     (Y)5,760 per share

     .    Date on which the Exercise Price is calculated and decided: May 16,
          2001

     . Closing price per share of the shares of common stock of the Company on the Tokyo Stock Exchange on the above-mentioned date:
          (Y)5,760 per share

     . Upward difference (percentage) between the Exercise Price and the closing price, which is calculated by the formula --

                Exercise Price
                ---------------------- -   1 x 100:
                Closing Price
          0.00%

2.   Amount to be transferred to stated capital:
     (Y)2,880 per share
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3.   Price for the offering of the subscription warrants:
     (Y)10.65 per the face value of(Y)100

4. Price for the offering of the portion after detaching the subscription warrants from the bonds with subscription warrants:
     (Y)100 per the face value of(Y)100

5.   Interest rate for the bonds:
     1.50% per annum

6.   Period during which applications will be accepted:
     From May 17, 2001 through May 31, 2001

II.  Conditions of Secondary Offering of Subscription Warrants
     ---------------------------------------------------------
1.   Number of certificates to be sold
     1,420

2.   Aggregate offering prices
     (Y)151.23 million

3.   Number of certificates to be sold by seller
     Seller:      Trend Micro Incorporated
     Number:      1,420

4.   Offering price per certificate:
     (Y)106,500

5.   Period during which applications will be accepted
     From May 17, 2001 through May 31, 2001
[For your information]
(1)  Date of resolution:
     May 8, 2001
(2)  Date of payment:
     June 4, 2001
(3)  Date of delivery of certificates representing subscription warrants:
     June 5, 2001

III. Conditions for Grant of Stock Option by Means of Subscription Rights
     --------------------------------------------------------------------

1. Issue price per share of shares to be issued upon exercise of the subscription rights:
     (Y)5,760 per share (This is the closing price per share of the shares of common stock of the Company as reported by the Tokyo Stock Exchange on the day on which the subscription rights were granted.)

2.   Amount to be transferred to stated capital:
     (Y)2,880 per share (The amount to be transferred to stated capital shall mean an amount obtained by multiplying the above-mentioned issue price by 0.5, with any fraction of one yen occurring as a result of such calculation to be rounded up to a full yen.)

3.   Date of grant of the subscription rights:
     May 16, 2001

4. Number of shares to be issued upon exercise of the subscription rights 713,500 shares in total (If the Company issues new shares of its common stock for consideration less than the current market price, the number of shares to be issued upon exercise of the subscription rights shall be adjusted.)

5.   Period during which the subscription rights are exercisable:
     From April 1, 2002 to March 31, 2009

          About Trend Micro, Inc.
          Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold directly, through corporate, value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our website, (http://www.antivirus.com)
                                                   --------------------------

For additional information contact:
Mr.Mahendra Negi
Vice President of Administration
phone: +81-3-5334-3635
fax: +81-3-5334-3653
ir@trendmicro.co.jp